Term Sheet Free Writing Prospectus	Filed Pursuant to Rule 433
(To the Prospectus dated August 27, 2008,	Registration No. 333-145845
the Prospectus Supplement dated August 27, 2008, the Index Supplement dated September 4, 2007, and Product Supplement ARN-1 dated August 27, 2008)

Subject to Completion

Preliminary Term Sheet dated August 28, 2008

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together, the “Note Prospectus”). Investing in the Notes involves a number of risks. See “Risk Factors” on page TS-5 of this term sheet, and beginning on page PS-4 of product supplement ARN-1, page IS-1 of the index supplement and page S-3 of the prospectus supplement.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute Barclays Bank PLC’s direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$.20	$
Proceeds, before expenses, to Barclays Bank PLC	$9.80	$
(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $.15 per unit, respectively.

*Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in September or October 2008, the settlement date may occur in September or October 2008 and the maturity date may occur in November or December 2009. Any reference in this term sheet to the month in which the settlement date or maturity date will occur is subject to change as specified above.

“Accelerated Return NotesSM” is a service mark of Merrill Lynch & Co., Inc.

“ARNs®” is a registered service mark of Merrill Lynch & Co., Inc.

“Dow JonesSM,” “AIGSM”, “Dow Jones-AIG Commodity IndexSM” and “DJ-AIGCISM” are service marks of Dow Jones & Company, Inc. and American International Group, Inc. and have been licensed for use for certain purposes by Barclays Bank PLC. The Notes are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc., AIG International Inc. or American International Group, Inc., and none of Dow Jones & Company, Inc., AIG International Inc. or American International Group, Inc. makes any representation regarding the advisability of investing in the Notes

Merrill Lynch & Co.

September     , 2008

Summary

The Accelerated Return NotesSM Linked to the Dow Jones-AIG Commodity IndexSM — Excess Return due December     , 2009 (the “Notes”) are senior, unsecured debt securities of Barclays Bank PLC that provide a leveraged return for investors, subject to a cap, if the level of the Dow Jones-AIG Commodity IndexSM — Excess Return (the “Index”) increases moderately from the Starting Value of the Index, determined on the Pricing Date, to the Ending Value of the Index, determined on the Calculation Day shortly prior to the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes, to accept a return that is capped and to accept the possibility that the payment at maturity will be less, and potentially significantly less, than the Original Public Offering Price of the Notes.

Terms of the Notes	Determining Payment at Maturity for the Notes

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, assuming a Capped Value of 26%, the midpoint of the range of 24% and 28%. The green line reflects the hypothetical returns on the Notes, while the dotted gray line reflects the hypothetical returns of an investment in the Index.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Ending Value, Capped Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of payment at maturity calculations (rounded to two decimal places), assuming a hypothetical Starting Value of 192.920, the closing level of the Index on August 22, 2008, and a Capped Value of $12.60, the midpoint of the range of $12.40 and $12.80.

Example 1—The hypothetical Ending Value is 80% of the hypothetical Starting Value:

Hypothetical Starting Value: 192.920

Hypothetical Ending Value: 154.336

$10 x	[	154.336	]	= $8.00
192.920

Payment at maturity (per unit) = $8.00

Example 2—The hypothetical Ending Value is 103% of the hypothetical Starting Value:

Hypothetical Starting Value: 192.920

Hypothetical Ending Value: 198.708

$10 +	[	$30 x	[	198.708 - 192.920	]]	= $10.90
192.920

Payment at maturity (per unit) = $10.90

Example 3—The hypothetical Ending Value is 120% of the hypothetical Starting Value:

Hypothetical Starting Value: 192.920

Hypothetical Ending Value: 231.504

$10 +	[	$30 x	[	231.504 - 192.920	]]	= $16.00
192.920

Payment at maturity (per unit) = $12.60 (Payment at maturity cannot be greater than the Capped Value)

The following table illustrates (rounded to two decimal places, with the exception of the hypothetical Ending Values), for a hypothetical Starting Value of 192.920 (the closing level of the Index on August 22, 2008) and a range of hypothetical Ending Values of the Index:

•	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;

•	the total amount payable on the maturity date per unit of the Notes;

•	the total rate of return to holders of the Notes;

•	the pretax annualized rate of return to holders of the Notes; and

•	the pretax annualized rate of return of a hypothetical investment in the components of the Index, as more fully described below.

The table below assumes a Capped Value of $12.60, the midpoint of the range of $12.40 and $12.80.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit of the Notes	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the components included in the Index (1)(2)
96.460	-50.00%	$5.00	-50.00%	-51.40%	-52.04%
115.752	-40.00%	$6.00	-40.00%	-39.32%	-39.83%
135.044	-30.00%	$7.00	-30.00%	-28.35%	-28.73%
154.336	-20.00%	$8.00	-20.00%	-18.24%	-18.49%
173.628	-10.00%	$9.00	-10.00%	-8.83%	-8.96%
177.486	-8.00%	$9.20	-8.00%	-7.02%	-7.12%
181.345	-6.00%	$9.40	-6.00%	-5.23%	-5.31%
185.203	-4.00%	$9.60	-4.00%	-3.47%	-3.52%
189.062	-2.00%	$9.80	-2.00%	-1.72%	-1.75%
192.920 (3)	0.00%	$10.00	0.00%	0.00%	0.00%
196.778	2.00%	$10.60	6.00%	5.06%	1.73%
200.637	4.00%	$11.20	12.00%	9.95%	3.44%
204.495	6.00%	$11.80	18.00%	14.70%	5.13%
208.354	8.00%	$12.40	24.00%	19.31%	6.81%
212.212	10.00%	$12.60 (4)	26.00%	20.82%	8.46%
231.504	20.00%	$12.60	26.00%	20.82%	16.50%
250.796	30.00%	$12.60	26.00%	20.82%	24.17%
(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from August 29, 2008 to October 29, 2009, a term expected to be similar to that of the Notes.
(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the components included in the Index that equals the percentage change in the level of the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value; and

(b)	no transaction fees or expenses.

(3)	This is the hypothetical Starting Value, the closing level of the Index on August 22, 2008. The actual Starting Value will be determined on the Pricing Date and will be set forth in the final term sheet made available in connection with sales of the Notes.
(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed the assumed Capped Value of $12.60 (the midpoint of the range of $12.40 and $12.80).

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Capped Value and the term of your investment.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes set forth under “Risk Factors” beginning on page PS-4 of product supplement ARN-1, page IS-1 of the index supplement and page S-3 of the prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

•	Your investment may result in a loss.

•	Your yield may be lower than the yield on other debt securities of comparable maturity.

•	Your return is limited and may not reflect the return on a direct investment in the Index Components (as defined below).

•	You must rely on your own evaluations regarding the merits of an investment linked to the Index.

•

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market is not expected to develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

•	Ownership of the Notes will not entitle you to any rights with respect to any futures contracts or commodities included in or tracked by the Index.

•	Trading in the Index Components can be volatile based on a number of factors that we cannot control.

•	Suspension or disruptions of market trading in the commodity and related futures markets, or in the Index, may adversely affect the value of the Notes.

•	The Notes will not be regulated by the CFTC.

•	The Index includes futures contracts on foreign exchanges that are less regulated than U.S. markets.

•	The Index publisher may adjust the Index or any Index Component in a way that affects its level, and the Index publisher has no obligation to consider your interests.

•	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

•	Purchases and sales by us and our affiliates may affect your return.

•	Potential conflicts of interest could arise.

•	Tax consequences are uncertain.

Additional Risk Factors

Certain commodity prices have recently been at historical highs and there is no assurance that such price levels will be sustained or repeated

The price levels of certain types of commodities, particularly energy products, have recently been at historic highs, which tends to increase the level of the Index. There can be no assurance that these price levels will be sustained or repeated in future periods, and the level of the Index could decline in the future.

The Index is a rolling index

The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts have a set expiration date and normally specify a certain date for delivery of the underlying physical commodity. In the case of the Index, as the exchange-traded futures contracts that comprise the Index approach the month before expiration, they are replaced by contracts that have a later expiration. This process is referred to as “rolling”. If the market for these contracts is (putting aside other considerations) in “backwardation”, where prices are lower in the distant delivery months than in the nearer delivery months, the sale of the nearer delivery month contract would take place at a price that is higher than the price of the distant delivery month contract, thereby creating a positive “roll yield”. There is no indication that these markets will consistently be in backwardation or that there will be roll yield in future performance. Instead, these markets may trade in “contango”. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. Certain of the commodities included in the Index have historically traded in contango markets. Contango markets (or the absence of backwardation) in the commodity markets would result in negative “roll yields” which would adversely affect the level of the Index and the value of the Notes.

The Notes include the risk of concentrated positions in one or more commodity sectors

The exchange-traded physical commodities underlying the futures contracts included in the Index from time to time are heavily concentrated in a limited number of sectors, particularly energy and agriculture. An investment in the Notes may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors. For example, approximately 35% of the component commodities of the Index are energy oriented. Accordingly, a decline in value of commodity futures traded in this sector would adversely affect the performance of the Index. Technological advances or the discovery of new oil reserves could lead to increases in worldwide production of oil and corresponding decreases in the price of crude oil. In addition, further development and commercial exploitation of alternative energy sources, including solar, wind or geothermal energy, could lessen the demand for crude oil products and result in lower prices. Absent amendment of the Index to lessen or eliminate the concentration of existing energy contracts in the Index or to broaden in the Index to account for such developments, the level of the Index and hence the value of the Notes could decline. Two other sectors each represent over 18% of the component commodities of the Index. See “The Index” below.

The Notes are linked to the Dow Jones-AIG Commodity Index and not the Dow Jones-AIG Commodity Index-Total ReturnSM

The Notes are linked to the Dow Jones-AIG Commodity Index — Excess Return, and not the Dow Jones-AIG Commodity Index — Total ReturnSM. The Dow Jones-AIG Commodity Index — Excess Return reflects returns that are potentially available through an unleveraged investment in the Index Components. The Dow Jones-AIG Commodity Index — Total ReturnSM is a total return index which, in addition to reflecting the same returns of the Dow Jones-AIG Commodity Index — Excess Return, also reflects interest that could be earned on cash collateral invested in hypothetical three-month U.S. Treasury bills. Because the Notes are linked to the Dow Jones-AIG Commodity Index — Excess Return and not the Dow Jones-AIG Commodity Index — Total ReturnSM, the return from an investment in the Notes will not reflect this total return feature.

Investor Considerations

You may wish to consider an investment in the Notes if:	The Notes may not be appropriate investments for you if:

•       You anticipate that the level of the Index will appreciate moderately from the Starting Value to the Ending Value.

•       You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to the Ending Value.

•       You accept that the return on the Notes will not exceed the Capped Value.

•       You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

•       You want exposure to the Index with no expectation of benefits of owning any futures contracts or commodities included in or tracked by the Index.

•       You are willing to accept that a trading market is not expected to develop for the Notes.

•       You anticipate that the level of the Index will depreciate from the Starting Value to the Ending Value or that the Index will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

•       You are seeking principal protection or preservation of capital.

•       You seek a return on your investment that will not be capped at a percentage that will be between 24% and 28%.

•       You seek interest payments or other current income on your investment.

•       You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

•       You want an investment that provides you with rights with respect to the futures contracts or commodities included in or tracked by the Index.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is greater than three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company LLC, acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

The Index

The Dow Jones-AIG Commodity IndexSM

The Index is a proprietary index that was created by Dow Jones & Company, Inc. (“Dow Jones”) and AIG International Inc. to provide a liquid and diversified benchmark for commodities investments. The Index was established on July 14, 1998 and is currently comprised of futures contracts (each, an “Index Component”) on nineteen physical commodities. A commodity futures contract is an agreement that provides for the purchase and sale of a specified type and quantity of a commodity during a stated delivery month for a fixed price. The nineteen commodities that currently comprise the Index (the “Index Commodities”) are: aluminum; coffee; copper; corn; cotton; crude oil; gold; heating oil; lean hogs; live cattle; natural gas; nickel; silver; soybeans; soybean oil; sugar; unleaded gasoline; wheat; and zinc. Futures contracts on the Index are currently listed for trading on the Chicago Board of Trade (the “CBOT”). The Index Commodities currently trade on United States exchanges, with the exception of aluminum, nickel and zinc, which trade on the London Metal Exchange (the “LME”).

Effective January 1, 2007, Dow Jones and AIG Financial Products Corp. (“AIG-FP”) replaced the Dow Jones-AIG Oversight Committee with a two-tier oversight structure comprised of the Dow Jones-AIG Commodity Index Supervisory Committee (the “Supervisory Committee”) and the Dow Jones-AIG Commodity Index Advisory Committee (the “Advisory Committee”) to expand the breadth of input into the decision-making process with respect of the Index and to provide a mechanism for more rapid reaction in the event of any market disruption or extraordinary change in market conditions that may affect the Index. The Supervisory Committee is comprised of two members appointed by AIG-FP and one member appointed by Dow Jones, and will make all final decisions relating to the Index, given any advice and recommendations of the Advisory Committee. The Advisory Committee consists of six to twelve members drawn from the financial and academic communities.

Information with respect to the Index provided herein are intended to supplement and should be read together with the discussion under the heading “Dow Jones-AIG Commodity IndexSM” beginning on page IS-31 of the index supplement.

Current Designated Contracts for Each Index Commodity

The designated contracts (as further described in the index supplement) for the Index Commodities included in the Index are traded on the CBOT, the LME, the IntercontinentalExchange (the “ICE US”), the Commodities Exchange (the “COMEX”) and the New York Mercantile Exchange (the “NYMEX”) and are as follows:

Index Commodity	Designated Contract and Price Quote	Current Weighting of Designated Contract(1)	Exchange	Units
Aluminum	High Grade Primary Aluminum $/metric ton	7.37%	LME	25 metric tons
Coffee	Coffee “C” cents/pound	3.01%	ICE US	37,500 lbs
Copper	High Grade Copper(2) cents/pound	7.09%	COMEX	25,000 lbs
Corn	Corn cents/bushel	6.74%	CBOT	5,000 bushels
Cotton	Cotton cents/pound	2.29%	ICE US	50,000 lbs
Crude Oil	Light, Sweet Crude Oil $/barrel	14.60%	NYMEX	1,000 barrels
Gold	Gold $/troy oz.	6.54%	COMEX	100 troy oz.
Heating Oil	Heating Oil cents/gallon	4.31%	NYMEX	42,000 gallons
Lean Hogs	Lean Hogs cents/pound	3.09%	CME	40,000 lbs
Live Cattle	Live Cattle cents/pound	5.00%	CME	40,000 lbs
Natural Gas	Henry Hub Natural Gas $/mmbtu	11.85%	NYMEX	10,000 mmbtu
Nickel	Primary Nickel $/metric ton	1.89%	LME	6 metric tons
Silver	Silver cents/troy oz	2.21%	COMEX	5,000 troy oz.
Soybeans	Soybeans cents/bushel	7.41%	CBOT	5,000 bushels

Soybean Oil	Soybean Oil cents/pound	2.78%	CBOT	60,000 lbs
Sugar	World Sugar No. 11 cents/pound	3.62%	ICE US	112,000 lbs

Unleaded Gasoline	Reformulated Gasoline Blendstock for Oxygen Blending cents/gallon	3.93%	NYMEX	42,000 gallons

Wheat	Wheat cents/bushel	4.24%	CBOT	5,000 bushels

Zinc	Special High Grade Zinc $/metric ton	2.04%	LME	25 metric tons
(1)	Reflects the approximate weightings as of August 22, 2008 of the nineteen commodities currently included in the Index.
(2)	The Index uses the high grade copper contract traded on the COMEX Division of the NYMEX for Copper contract prices and LME volume data in determining the weighting for the Index.

The following is a list of the Index Commodities included in the Index for 2008, as well as their respective Commodity Index Multipliers for 2008:

Index Commodity	2008 Commodity Dow Jones-AIG Commodity Index Multiplier
Aluminum	0.10645781
Coffee	84.120443
Copper	82.54348926
Corn	44.7310438
Cotton	132.43156928
Crude Oil	5.105325830
Gold	0.31597088
Heating Oil	54.36015533
Lean Hogs	168.46568907
Live Cattle	190.25365903
Natural Gas	57.15082625
Nickel	0.00365076
Silver	6.55442858
Soybeans	22.47835932
Soybean Oil	204.03994223
Sugar	1031.60874052
Unleaded Gasoline	56.53635029
Wheat	19.18098866
Zinc	0.04488315

Commodity Groups

The weightings by Index Commodity Groups are as follows:

Dow Jones-AIG Commodity Index Weighting by Commodity Group as of August 22, 2008

Base Metals	18.39%
Energy	34.68%
Grains	18.39%
Precious Metals	8.75%
Livestock	8.08%
Softs	8.92%
Vegetable Oil	2.78%

The following graph sets forth the monthly historical performance of the Index in the period from January 2003 through July 2008. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On August 22, 2008, the closing level of the Index was 192.920.

Certain U.S. Federal Income Taxation Considerations

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Index. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss would generally be long-term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this term sheet is materially correct.

As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis.

In addition, the Internal Revenue Service could possibly assert that you should be required to recognize taxable gain or loss each time a futures contract that is tracked by the Index rolls. Moreover, because the Index consists of futures contracts, the Internal Revenue Service could possibly assert that Section 1256 of the Internal Revenue Code of 1986, as amended (the “Code”) should apply to the Notes. If Section 1256 of the Code were to apply to your Notes, you would be required to mark your Notes to market at the end of each year (i.e., recognize income as if the Notes had been sold for fair market value). In such a case, gain or loss recognized with respect to your Notes would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to the period during which you held your Notes. In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it is more likely than not that Section 1256 of the Code should not apply to the Notes. However, there can be no assurance that a court would agree with this conclusion.

For a further discussion of the tax treatment of your Notes, as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should further consult your tax advisor as to the possible alternative treatments in respect of the Notes.

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

•	Prospectus dated August 27, 2008

http://www.sec.gov/Archives/edgar/data/312070/000119312508185504/d424b3.htm

•	Prospectus supplement dated August 27, 2008

http://www.sec.gov/Archives/edgar/data/312070/000119312508185517/d424b3.htm

•	Index supplement dated September 4, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194645/d424b3.htm

•	Product supplement ARN-1 dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508185537/d424b2.htm

Our SEC file number is 1-10257. As used in this term sheet free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus dated August 27, 2008, the prospectus supplement dated August 27, 2008, the index supplement dated September 4, 2007, product supplement ARN-1 dated August 27, 2008 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement, product supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, product supplement and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

Structured Investments Classification

MLPF&S classifies certain of its structured investments (the “Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.